Biomass Secure Power Inc.
40218 Wellsline Road Abbotsford BC V3G 2K7
Telephone: 604 807 4957

June 24, 2011

United States Securities and Exchange Commission
Washington, D. C. 20549
Attention: Lyn Shenk, Branch Chief

Dear Mr Shenk,

Re: Biomass Secure Power Inc. File No. 333-70836

We are responding to your letter dated April 20, 2011 with the following information and apologize for the late response.  We have recently appointed a new Chief Financial Officer and he required additional time to review historical documents prior to assisting with the preparation of our response to your letter.

Please note the Company has filed two amended Form 10-K Annual Reports subsequent to December 15, 2010 (on April 5, 2011 and April 8, 2011) and we refer you to those amended filings.

For ease of reference we will use same number system used in your letter.

Form 10-K; for the fiscal year ended June 30, 2010
General

1.	We note that you have outstanding comments related to Form 20-F for the fiscal year ended June 30, 2006. Please advise as to your plans with respect to addressing the outstanding comments on your Form 20-F.

Response: We have reviewed our records and cannot locate a letter from your office addressing concerns that needed to be addressed in 2006. As you are aware as new management we took over the Company in 2007. Please provide us with details of the outstanding comments..

2.	We note that you have changed the filing of your periodic reports from that of a domestic filer to that of a foreign private issuer for the quarterly period ended September 30, 2009 and for the quarterly period ended September 30, 2010. Please tell us your basis for such a change.

Response: We qualify as a 20-F filer by virtue of the majority of our shareholders are not resident in the United States. Three of our four directors are Canadian citizens whose permanent residences are in Canada and between those individuals, and other shareholders known to reside in Canada, hold 65.8% of our outstanding shares.

3.	We note disclosure that common stock is registered under Section 12(g) of the Exchange Act. However we are unable to find a Form 10 or Form 8A. Please advise.

Response: Note that Form-10 was filed September 25, 2003. It may show up under Company’s previous name of VMH VideoMovieHouse.com Inc.

Biomass Secure Power Inc.
United States Securities and Exchange Commission
June 24, 2011

Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 11

4.	We note your disclosure on page F-24 in the notes of your financial statements regarding your stock option plan was approved on March 24, 2004. To the extent that you have a stock option plan, please provide the information required by Item 201(d) of Regulation S-K in tabular form. In addition, please file your stock option plan as an exhibit to Form 10-K.

Response: Upon our review of the filing we located the item you refer to on page F-13. We note your request for the information required in tabular form and as there were no stock options outstanding we will provide this detail in future filings.

Regarding your request to file the plan as an exhibit to Form 10-K, the plan approved by a previous Board of Directors. Our review of the historical board documents included in the records supplied to us by previous management does not include a copy of the approved plan. Therefore we are unable to attach a copy of the option plan.

Directors, Executive Officers and Corporate Governance, page 23
Directors and Executive Officers, Promoters and Control Persons, page 23

5.	Please revise to include the business experience of Mr. Kownacki pursuant to Item 401(e) of Regulation S-K. For example, please include his principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on or advise.

Response: Mr Kownacki has been in the web development industry for the past ten years his employment history is as follows: Current Employer Carl Zeiss Vision since Nov 09, previously he was with Globel Mentoring April 05 to April 09. In both these positions he did web design and security work. His complete history has been filed on SEDAR on his personal information form.

We will amend his details in our next filing.

Executive Compensation, page 27
Summary Compensation, page 27

6.	We note your disclosure in your financial statements that June 30, 2009 you issued common stock for a total of $126,700 management fees paid to a director and officer of the company. Please revise your summary compensation table as appropriate

Response: The compensation table correctly reflects the salaries accrued to the named executive officers. Certain of the salary amounts for 2010 were settled for shares, rather than cash.

Transactions with related persons, page 29

7.	Please delete the last paragraph on page 30 as you disclose transaction with related persons on page 31.

Response: Our filings where reviewed by the British Columbia Securities Commission and they requested we restate transactions with related persons. This was done and filed as an amendment on April 8, 2011. We believe that satisfies this request.

Biomass Secure Power Inc.
United States Securities and Exchange Commission
June 24, 2011

8.	We note on your disclosure on page 31 that, “during the year ended June 30, 2010, you were charged by and recorded management, consulting and directors fees totalling $208,475 (2009 - $183,049)”. Please disclose in your director compensation table or advise.

Response: The amounts disclosed in the director compensation table are correct.

9.	Please revise to include disclosure regarding your policies or procedures for review, approval, or ratification of transactions with related persons pursuant to item 404(b) of Regulation S-K.

Response: We will include this disclosure with our next filing

Exhibits

10.	We are unable to locate Exhibits 3.1 and 21.1. Please file these exhibits in your next amendment.

Response: We will attach these exhibits with our next filing.

Exhibits 31.1 and 32.1

11.	Please file the certifications required by Rule 13a-14(a) or Rule 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In addition, please submit Section 1350 certification pursuant to Item 601(b)(32) of Regulation S-K as an exhibit in your next amendment.

Response: We will submit the correct certificate as requested.

As per your request we acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
BIOMASS SECURE POWER INC.
Per:

Jim Carroll, President / CEO

cc            Murray Swales, CFO